UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 30, 2012

Commission File Number 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Suspension of issuance and cancellation of France Telecom ADRs

July 30, 2012

France Telecom has been informed by JP Morgan, its depositary bank for its ADR program, that, due to changes in French tax legislation, JP Morgan will, from close of business July 31, 2012 until further notice, suspend any issuance and cancellation of ADRs for all of its ADR programs for French issuers including France Telecom. Investors seeking to cancel ADRs may need to deliver those by close of business today.

For more information and to meet any applicable deadline for instructions, investors are encouraged to contact their brokers without delay.

France Telecom ADRs will continue to trade on the NYSE.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: July 30, 2012	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations